U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM CB
TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
(Amendment No. 5)
Please place an ✓ in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:
Securities Act Rule 801 (Rights Offering) ☐
Securities Act Rule 802 (Exchange Offer) ☑
Exchange Act Rule 13e-14(h)(8) (Issuer Tender Offer) ☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer) ☐
Exchange Act Rule 14e-2(d) (Subject Company Response) ☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) ☐
ENERFLEX SYSTEMS INCOME FUND

(Name of Subject Company)
N/A

(Translation of Subject Company’s Name into English)
ALBERTA, CANADA

(Jurisdiction of Subject Company’s Incorporation or Organization)
TOROMONT INDUSTRIES LTD.

(Name of Person(s) Furnishing Form)
COMMON SHARES

(Title of Class of Subject Securities)
891102

(CUSIP Number of Class of Securities (if applicable))
David Wetherald
Toromont Industries Ltd.
3131 Hwy 7 W
Concord, Ontario L4K 1B7
(416) 667-5773
(Facsimile) (416) 667-5555
with a copy to:
Gerald D. Shepherd, Esq.
Davies Ward Phillips & Vineberg LLP
625 Madison Avenue, 12th Floor
New York, New York 10022
(212) 308-8866
(Facsimile) (212) 308-0132

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s)
Authorized to Received Notices and Communications on Behalf of Person Furnishing Form)
November 16, 2009

(Date Tender Offer/Rights Offering Commenced)

PART I — INFORMATION SENT TO SECURITY HOLDERS
Item 1. Home Jurisdiction Documents
(a)	The disclosure documents set forth below are attached immediately following this page:
1.	Press Release, dated November 12, 2009.[1]
2.	Letter, dated November 16, 2009, from Toromont Industries Ltd. to Beneficial Enerflex Unitholders.[1]
3.	Letter, dated November 16, 2009, from Toromont Industries Ltd. to Registered Enerflex Unitholders.[1]

4.	Offer to Purchase and Circular, dated November 16, 2009.[1]

5.	Letter of Transmittal.[1]

6.	Notice of Guaranteed Delivery.[1]

7.	Notice of Variation and Extension, dated January 7, 2010.[2]
8.	Notice of Tax Efficient Subsequent Acquisition by Toromont Industries Ltd., dated February 5, 2010.
9.	Letter of Transmittal.
(b)	Not applicable.
Item 2. Informational Legends
Legends required by Rule 802(b) under the Securities Act of 1933, as amended, have been included in the offering documents described in Part I Item 1(a)(4), Part I Item 1(a)(7) and Part I Item 1(a)(8), above.

1	Previously furnished on the filing person’s Form CB submitted to the U.S. Securities and Exchange Commission (the “SEC”) on November 17, 2009.

2	Previously furnished on the filing person’s Form CB (Amendment No. 3) submitted to the SEC on January 7, 2010.

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION
February 5, 2010
NOTICE OF TAX EFFICIENT SUBSEQUENT ACQUISITION
by
TOROMONT INDUSTRIES LTD.
Dear Registered Trust Unitholder of Enerflex Systems Income Fund:
Pursuant to the terms of the Deed of Trust governing the trust units (“Trust Units”) of Enerflex Systems Income Fund (“Enerflex”), Toromont Industries Ltd. (“Toromont”) has elected to acquire all of the outstanding Trust Units, other than any Trust Units owned directly or indirectly by Toromont or its affiliates, by way of a “Tax Efficient Subsequent Acquisition” as described in this Notice.
You are required to transfer your Trust Units to Toromont and to elect the type of consideration you wish to receive for your Trust Units. You may elect the Cash Alternative or the Share Alternative (as such terms are defined in this Notice) in respect of all of your Trust Units or may apportion your Trust Units between such consideration alternatives. You should indicate your election as to the type of consideration you would like to receive in the enclosed letter of transmittal. In order to effect this election, you must deliver the certificate(s) representing your Trust Units and a properly completed and executed letter of transmittal sufficiently in advance so that they are actually received by CIBC Mellon Trust Company at its address set out in Section 6 of this Notice prior to 5:00 p.m. (Calgary time) on February 26, 2010. CIBC Mellon Trust Company is acting as the depositary for the Tax Efficient Subsequent Acquisition and, in this capacity, is referred to herein as the “TESA Depositary”.
The maximum aggregate amount of cash available under this “Tax Efficient Subsequent Acquisition” is $13,638,625 and the maximum aggregate number of common shares of Toromont available for issuance under the Tax Efficient Subsequent Acquisition is 513,308 common shares. As a result of pro rationing, Trust Unitholders who elect the Cash Alternative may receive some share consideration and Trust Unitholders who elect (or are deemed to elect) the Share Alternative may receive share consideration of less than 0.5382 of a common share of Toromont per Trust Unit and cash consideration in excess of $0.05 per Trust Unit.
Further details in respect of this “Tax Efficient Subsequent Acquisition”, including how to elect the type of consideration you wish to receive for your Trust Units, are included elsewhere in this Notice and in the enclosed letter of transmittal.

1.	Background to this Notice
Toromont made an offer (the “Offer”) pursuant to an offer and circular dated November 16, 2009 (the “Original Offer and Circular”), as amended by a notice of variation and extension dated January 7, 2010 (the “Notice of Variation”), to purchase all of the issued and outstanding Trust Units of Enerflex and all of the issued and outstanding class B limited partnership units (“Exchangeable LP Units” and, together with the Trust Units, the “Units”) of Enerflex Holdings Limited Partnership, other than any Units owned directly or indirectly by Toromont or its affiliates.
The Original Offer and Circular, as amended by the Notice of Variation, is referred to herein as the “Offer and Circular”. Capitalized terms used in this Notice of Tax Efficient Subsequent Acquisition (this “Notice”) but not otherwise defined herein have the respective meanings ascribed thereto in the Offer and Circular. A copy of the Original Offer and Circular and the Notice of Variation is enclosed with this Notice for your reference. Copies of the Original Offer and Circular and the Notice of Variation are also available under Enerflex’s profile at www.sedar.com.
The Offer was made on the basis of, at the election of each holder of Units:
(a)	$14.25 in cash for each Unit (the “Cash Alternative); or
(b)	0.5382 of a common share of Toromont (a “Toromont Share”) and $0.05 in cash for each Unit (the “Share Alternative”), subject, in each case, to pro ration as described in the Offer and Circular.
The Offer expired at 8:00 p.m. (Toronto time) on January 20, 2010. Toromont now owns approximately 96% of the outstanding Trust Units on a fully-diluted basis.
The Offer and Circular indicated that if Toromont took up and paid for Units under the Offer, Toromont intended to amend Enerflex’s deed of trust dated August 22, 2006 (the “Deed of Trust”) to, among other things, permit a “Qualified Unitholder” to acquire all of the outstanding Trust Units not deposited under the Offer (including any Trust Units that become outstanding upon the exercise, exchange or conversion of Exchangeable LP Units) in the manner set forth in the Offer and Circular under the heading, “Acquisition of Units Not Deposited — Tax Efficient Subsequent Acquisition”. Prior to the sending of this Notice, Toromont, as the holder of over 66?% of the outstanding Trust Units, executed a written resolution approving an amendment to the Deed of Trust to insert a new Section 12.12 for this purpose (the “TESA Amendment”). Pursuant to that resolution, the Deed of Trust was amended on February 4, 2010. This Notice is a “TESA Notice” as defined in Section 12.12 of the Deed of Trust.
2.	Tax Efficient Subsequent Acquisition
Toromont hereby gives you notice that (1) pursuant to the Offer, which is a “Qualified Offer”, Toromont has acquired such number of Trust Units which constitutes not less than a majority of the outstanding Trust Units as of the expiry of the Offer, (2) Toromont is a “Qualified Unitholder” permitted to effect a “Tax Efficient Subsequent Acquisition”, as such terms are defined in Section 12.12 of the Deed of Trust, and (3) Toromont has elected to acquire all of the Trust Units that are outstanding immediately prior to 5:00 p.m. (Calgary time) on February 26, 2010 (the “TESA Expiry Time”), other than Trust Units beneficially owned by Toromont or its affiliates, in accordance with Section 12.12 of the Deed of Trust (such acquisition, the “Tax Efficient Subsequent Acquisition”).

Pursuant to Section 12.12 of the Deed of Trust, you are required to transfer your Trust Units to Toromont. Except in the case of a Late Delivery (as defined below), you may elect the type of consideration you wish to receive for your Trust Units. To effect this election, you are required to deliver to the TESA Depositary the following documentation such that it is actually received by the TESA Depositary prior to the TESA Expiry Time:
(a)	the certificate(s) representing your Trust Units; and
(b)	the enclosed letter of transmittal (the “Letter of Transmittal”) properly completed and executed, together with any other documents required by the instructions set out in the Letter of Transmittal.
You should indicate your election as to the type of consideration you would like to receive in the Letter of Transmittal. Except in the case of a Late Delivery, you may elect to receive either the Cash Alternative or the Share Alternative for each Trust Unit of which you are the holder of record immediately prior to the TESA Expiry Time, subject in each case to pro ration as described below under “Pro Rationing of Consideration”. If you elect to transfer your Trust Units under the Share Alternative, you may in certain circumstances elect the Rollover Option (as defined below). Please refer to the section of this Notice entitled “Rollover Option”.
Pursuant to Section 12.12 of the Deed of Trust, you will be deemed to have transferred your Trust Units to Toromont at the TESA Expiry Time. For such transfer, you will be entitled to the consideration per Trust Unit that you elected to receive in your Letter of Transmittal as provided above, subject in each case to pro ration as described below under “Pro Rationing of Consideration” and provided that the TESA Depositary actually receives delivery of the certificate(s) representing your Trust Units and a properly completed and executed Letter of Transmittal prior to the TESA Expiry Time. If you do not deliver the certificate(s) representing your Trust Units and a properly completed and executed Letter of Transmittal and any other required documents prior to the TESA Expiry Time or otherwise in the manner required in this Notice (a “Late Delivery”), or if an election in the Letter of Transmittal is improperly made, you will nonetheless be deemed to have transferred all of your Trust Units to Toromont at the TESA Expiry Time and will be deemed to have elected the Share Alternative in respect of such transfer.
3.	Pro Rationing of Consideration
The maximum aggregate amount of cash payable by Toromont in connection with the Tax Efficient Subsequent Acquisition is $13,638,625 (the “Maximum Cash Consideration”). The maximum aggregate number of Toromont Shares issuable by Toromont in connection with the Tax Efficient Subsequent Acquisition is 513,308 Toromont Shares (the “Maximum Share Consideration”).
As a result of pro rationing, Trust Unitholders who elect the Cash Alternative may receive some share consideration and Trust Unitholders who elect (or are deemed to elect) the Share Alternative may receive share consideration of less than 0.5382 of a common share of Toromont per Trust Unit and cash consideration in excess of $0.05 per Trust Unit.
The actual consideration to be received by a Trust Unitholder in respect of his or her Trust Units transferred (or deemed to be transferred) pursuant to the Tax Efficient Subsequent Acquisition will be determined in accordance with the following:
(a)	the aggregate amount of cash that Toromont will be required to pay for Trust Units acquired pursuant to the Tax Efficient Subsequent Acquisition shall not exceed the Maximum Cash Consideration; and

(b)	the aggregate number of Toromont Shares that Toromont will be required to issue for Trust Units acquired pursuant to the Tax Efficient Subsequent Acquisition shall not exceed the Maximum Share Consideration;
provided that:
(c)	if the aggregate amount of cash otherwise payable to Trust Unitholders who elect the Cash Alternative in respect of their Trust Units, together with the $0.05 per Unit payable (along with Toromont Shares) to Trust Unitholders electing (or deemed to have elected) the Share Alternative in respect of their Trust Units, is greater than the Maximum Cash Consideration, a Trust Unitholder electing the Cash Alternative shall be entitled, for each Trust Unit in respect of which the Trust Unitholder so elected, to receive:
(i)	cash in the amount equal to the result obtained by dividing (1) the Maximum Cash Consideration minus the $0.05 payable (along with Toromont Shares) to Trust Unitholders electing (or deemed to have elected) the Share Alternative in respect of their Trust Units; by (2) the aggregate number of Trust Units of all Trust Unitholders in respect of which the Trust Unitholders elected the Cash Alternative; and
(ii)	that fraction of a Toromont Share equal to the product of: (1) one minus the fraction of a Trust Unit determined by dividing the amount of cash determined pursuant to (c)(i) above by $14.25; and (2) 0.5401; and
(d)	if the aggregate number of Toromont Shares otherwise issuable to Trust Unitholders electing (or deemed to have elected) the Share Alternative in respect of their Trust Units is greater than the Maximum Share Consideration, a Unitholder electing (or deemed to have elected) the Share Alternative shall be entitled, for each Trust Unit in respect of which the Trust Unitholder so elected (or is deemed to have so elected), to receive:
(i)	that fraction of a Toromont Share equal to the product of: (1) one divided by the aggregate number of Trust Units of all Trust Unitholders in respect of which the Trust Unitholders elected or are deemed to have elected the Share Alternative; and (2) the Maximum Share Consideration; and
(ii)	cash in the amount equal to the product of: (1) one minus the result obtained by dividing the fraction of a Toromont Share determined pursuant to (d)(i) above by 0.5401; and (2) $14.25.
For greater certainty: (a) if a Trust Unitholder elects the Cash Alternative and, as a result of the pro-rationing described above, receives any Toromont Shares, such Trust Unitholder will be deemed to have received a proportionate amount of cash and Toromont Shares as consideration for each whole Trust Unit transferred (or deemed to be transferred) pursuant to the Tax Efficient Subsequent Acquisition by such Trust Unitholder in respect of which the Trust Unitholder elected the Cash Alternative; and (b) if a Trust Unitholder elects (or is deemed to have elected) the Share Alternative, such Trust Unitholder will be deemed to have received a proportionate amount of Toromont Shares and cash (whether $0.05 per Trust Unit or more as a result of the pro rationing described above) as consideration for each whole Trust Unit transferred (or deemed to be transferred) pursuant to the Tax Efficient Subsequent Acquisition by such Trust Unitholder in respect of which the Trust Unitholder elected the Share Alternative.

No fractional Toromont Shares will be issued in connection with the Tax Efficient Subsequent Acquisition. Any Trust Unitholder that would otherwise be entitled to receive a fractional Toromont Share will receive the applicable number of Toromont Shares, rounded down to the nearest whole number.
4.	Rollover Option
Provided that the Rollover Option (as defined below) is not withdrawn, and except in the case of a Late Delivery, an Eligible Holder (as defined below) who elects the Share Alternative, and who further elects the Rollover Option, may make a joint election with Toromont pursuant to subsection 85(1) or (2) of the Tax Act (as defined below) in order to obtain a full or partial tax-deferred rollover for Canadian income tax purposes in respect of the sale of the Eligible Holder’s Trust Units to Toromont under the Share Alternative.
If you are an Eligible Holder and elect to transfer your Trust Units under the Share Alternative, you may elect the Rollover Option by checking the appropriate box on the Letter of Transmittal and by making a joint election with Toromont as described in Section 19 of the Circular portion of the Offer and Circular, “Certain Canadian Federal Income Tax Considerations”, and in Box 3 of the attached Letter of Transmittal. In order to make a joint election with Toromont, two copies of the applicable election forms under subsection 85(1) or (2) of the Tax Act must be signed and properly completed with the necessary information and must be received by Toromont at its head office below on or before April 20, 2010:
Toromont Industries Ltd.
3131 Highway 7 West
Concord, ON L4K 1B7
Attention: Director of Taxation
Subject to the election forms complying with the provisions of the Tax Act (or applicable provincial income tax law), and provided the Rollover Option is not withdrawn, one copy of the applicable election forms signed by Toromont will be returned to the Eligible Holder at the address indicated on such election form within 60 days after the receipt thereof. The Eligible Holder will then be required to file the joint election form with the Canada Revenue Agency within the time period prescribed by the Tax Act. See Section 19 of the Circular portion of the Offer and Circular, “Certain Canadian Federal Income Tax Considerations”, and the tax election instructions posted on Toromont’s website at www.toromont.com.
The Rollover Option may be withdrawn by Toromont in certain circumstances as described in Section 19 of the Circular portion of the Offer and Circular, “Canadian Federal Income Tax Considerations”.
Trust Unitholders who are Eligible Holders and who wish to make the necessary joint election with Toromont to obtain a full or partial tax-deferred rollover for Canadian income tax purposes must elect the Share Alternative, and must further elect the Rollover Option in the enclosed Letter of Transmittal. Trust Unitholders who elect the Cash Alternative (or who are deemed to elect the Share Alternative) will not be permitted to elect the Rollover Option, even if such Trust Unitholders receive Toromont Shares as a result of pro ration. Trust Unitholders that make a Late Delivery will not be permitted to elect the Rollover Option as they will be deemed to have elected the Share Alternative. See Section 19 of the Circular portion of the Offer and Circular, “Certain Canadian Federal Income Tax Considerations”.
"Eligible Holder” means a Trust Unitholder who is (a) a resident of Canada for the purposes of the Tax Act and who is not exempt from tax on income under the Tax Act, or (b) a non-resident of Canada for the purposes of the Tax Act, whose Trust Units constitute “taxable Canadian property” (as defined by the Tax

Act) and who is not exempt from Canadian tax in respect of any gain realized on the disposition of Trust Units by reason of an exemption contained in an applicable income tax treaty or convention, or (c) a partnership if one or more members of the partnership are described in (a) or (b).
“Rollover Option” means the option of a Trust Unitholder to transfer Trust Units to Toromont on a tax-deferred rollover basis for purposes of the Tax Act pursuant to an election under subsection 85(1) or (2) of the Tax Act (or the corresponding provisions of any applicable provincial tax legislation), which option is available to a Trust Unitholder who (a) is an Eligible Holder, (b) has elected the Share Alternative in the enclosed Letter of Transmittal, and (c) has elected the “Rollover Option” in Box 3 of the enclosed Letter of Transmittal.
“Tax Act” means the Income Tax Act (Canada), including all regulations made thereunder, as amended.
5.	Notice to Trust Unitholders in the United States
The Toromont Shares offered under the Tax Efficient Subsequent Acquisition are being offered pursuant to an exemption from the registration requirements of the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”), provided by Rule 802 thereunder. No Toromont Shares will be delivered in the United States or to or for the account or for the benefit of a person in the United States, unless Toromont is satisfied that such Toromont Shares may be delivered in the relevant jurisdiction in reliance upon available exemptions from the registration requirements of the U.S. Securities Act and the securities laws of the relevant U.S. state or other local jurisdiction, or on a basis otherwise determined to be acceptable to Toromont in its sole discretion, and without subjecting Toromont to any registration, reporting or similar requirements. Without limitation of the foregoing, except as may be otherwise determined by Toromont in its sole discretion, Toromont Shares will not be delivered to or for the account or for the benefit of Ineligible U.S. Holders (as defined below).
An “Ineligible U.S. Holder” means a beneficial owner of Trust Units that (a) would receive Toromont Shares in consideration for those Trust Units under the Tax Efficient Subsequent Acquisition and (b) is a resident of a U.S. state or other U.S. jurisdiction in which Toromont is not satisfied, in its sole discretion, that Toromont Shares may be delivered in reliance upon available exemptions from the registration requirements of the U.S. Securities Act and the securities laws of the relevant U.S. state or other U.S. jurisdiction, or on a basis otherwise determined to be acceptable to Toromont in its sole discretion, and without subjecting Toromont to any registration, reporting or similar requirements (without limitation of the foregoing, an Ineligible U.S. Holder shall include any beneficial owner of Trust Units who is a resident of the United States and who does not qualify as an exempt “institutional investor” within the meaning of the securities laws and regulations of his, her or its respective U.S. jurisdiction).
Any Trust Unitholder that is, or holds Trust Units on behalf of, an Ineligible U.S. Holder and that would otherwise receive Toromont Shares in exchange for such Trust Units may, at the time at which such Trust Unitholder would be entitled to receipt of such Toromont Shares and in the sole discretion of Toromont, have such Toromont Shares issued on such holder’s behalf to a selling agent, which shall, as agent for such Trust Unitholder (and without liability except for gross negligence or wilful misconduct), as expeditiously as is commercially reasonable thereafter, sell such Toromont Shares on such holder’s behalf through the facilities of the Toronto Stock Exchange and have the net proceeds of such sale, less any applicable brokerage commissions, other expenses and withholding taxes, delivered as instructed by such Trust Unitholder in the Letter of Transmittal (such sale, a “Vendor Placement”). In effecting a Vendor Placement, the selling agent will, except as provided above, exercise its sole judgment as to the timing and manner of sale and will not be obligated to seek or obtain a minimum price for any Toromont Shares sold in such Vendor Placement. Neither Toromont, nor the TESA Depositary, nor any selling agent will be liable for any loss arising out of any sale of such Toromont Shares relating to the manner or timing of such sales, the date or dates of such sales or the prices at which Toromont Shares are sold, or otherwise (except for gross negligence and wilful misconduct). The sale price of the Toromont Shares sold in any Vendor Placement will fluctuate with the market price of the Toromont Shares, and no assurance can be given that any particular price will be received upon such sale.
For all such Trust Unitholders from whom the TESA Depositary has received, prior to the TESA Expiry Time, a Letter of Transmittal with the certificate(s) representing that holder’s Trust Units and all other required deliveries, the Vendor Placement will occur promptly following the TESA Expiry Time. If a Trust Unitholder fails to deliver any of such required deliveries prior to the TESA Expiry Time, one or more separate Vendor Placements of the Toromont Shares that such Trust Unitholder would otherwise have received may be conducted, including following the time at which such deliveries are received by the TESA Depositary. Where a particular Vendor Placement is conducted on behalf of multiple Trust Unitholders each Trust Unitholder on behalf of whom the Vendor Placement was conducted will receive an amount equal to such Trust Unitholder’s pro rata interest in the aggregate net proceeds of that Vendor Placement. Neither Toromont nor any selling agent will have any liability for any proceeds received in any Vendor Placement or the remittance of such proceeds to Trust Unitholders.
If you are a broker, financial advisor, financial institution or other nominee holding Trust Units on behalf of a resident of a U.S. state or other U.S. jurisdiction, you should enquire as to whether or not that beneficial owner is as an Ineligible U.S. Holder. The failure of any such broker, financial advisor, financial institution or other nominee to indicate on the Letter of Transmittal that such beneficial owner is an Ineligible U.S. Holder will be deemed to be a certification that such beneficial owner is either (a) not a resident of the United States or (b), if a resident of the United States, an exempt “institutional investor” within the meaning of the securities laws and regulations of the subject state of which such beneficial holder is a resident. Any Trust Unitholder in the United States that transfers Trust Units using a Letter of Transmittal that does not indicate whether such Trust Unitholder (or the beneficial owner of such Trust Units, as applicable) is an Ineligible U.S. Holder will be deemed to have certified that such Trust Unitholder (or the beneficial owner, as applicable) is not an Ineligible U.S. Holder.
The Tax Efficient Subsequent Acquisition is being implemented for the securities of Canadian issuers and the Offer and Circular was prepared in accordance with the disclosure requirements of Canada. Trust Unitholders should be aware that such requirements are different from those of the United States. Financial statements included or incorporated by reference in the Offer and Circular were prepared in accordance with Canadian generally accepted accounting principles and are subject to Canadian auditing and auditor independence standards and thus may not be comparable to the financial statements of United States companies.
The enforcement by Trust Unitholders of civil liabilities under United States federal securities laws may be affected adversely by the fact that Toromont is incorporated under the federal laws of Canada, that a majority of Toromont’s officers and directors are residents of Canada, that the TESA Depositary may be resident of jurisdictions outside of the United States and that all or a substantial portion of the assets of Toromont and of the above mentioned persons may be located outside of the United States. You may not be able to sue Toromont or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel Toromont or its officers or directors to subject themselves to a U.S. court’s judgment.
Trust Unitholders in the United States should be aware that the disposition of Trust Units and the acquisition of Toromont Shares by them as described herein may have tax consequences both in the United States and in Canada. Such Trust Unitholders are encouraged to consult their tax advisors with respect to both the United States and Canadian tax consequences of the disposition of Trust Units and the acquisition of Toromont Shares.

Toromont Shares issued to Trust Unitholders under the Tax Efficient Subsequent Acquisition will be “restricted securities” within the meaning of Rule 144 under the U.S. Securities Act to the same extent and proportion that Trust Units transferred by such Trust Unitholders in the Tax Efficient Subsequent Acquisition are “restricted securities”. Accordingly, if you transfer Trust Units under the Tax Efficient Subsequent Acquisition that bear a U.S. Securities Act restrictive legend, any Toromont Shares issued to you in exchange for such Trust Units shall also bear a U.S. Securities Act restrictive legend.
6.	Required TESA Deliveries
Enclosed with this Notice is the Letter of Transmittal. The Letter of Transmittal is to be properly completed and executed and, together with the certificate(s) representing your Trust Units and any other documents required by the Letter of Transmittal, delivered to the TESA Depositary at one of the addresses set forth below so as to be actually received by the TESA Depositary prior to the TESA Expiry Time in order to notify Toromont of your election as to the type of consideration you wish to receive for your Trust Units. If you do not so notify Toromont (by notice actually received by the TESA Depositary prior to the TESA Expiry Time) in accordance with the election options described above, or if the election is improperly made, you will be deemed to have elected the Share Alternative in respect of the transfer of your Trust Units to Toromont (and will be deemed to have not elected the Rollover Option).
You must, in all events and regardless of which alternative you elect, send the Letter of Transmittal (and all other documents specified therein) together with all certificate(s) representing your Trust Units to the TESA Depositary at one of the following addresses in order to receive payment for your Trust Units:

By Mail	By Registered Mail, by Hand or by Courier

P.O. Box 1036	199 Bay Street
Adelaide Street Postal Station	Commerce Court West
Toronto, Ontario M5C 2K4	Securities Level
Attention: Corporate Restructures	Toronto, Ontario M5L 1G9
Attention: Corporate Restructures
Telephone: (416) 643-5500 (Toronto and outside of Canada)
Toll Free: 1-800-387-0825 (Canada only)
E-Mail: inquiries@cibcmellon.com
The method of delivery of certificate(s) representing your Trust Units and the Letter of Transmittal is at your option and risk. Toromont recommends that these documents be delivered by hand to the TESA Depositary and that a receipt be obtained or, if mailed, that registered mail, with return receipt requested, be used and that proper insurance be obtained. It is suggested that any such mailing be made sufficiently in advance to permit delivery to the TESA Depositary prior to the TESA Expiry Time. Delivery will only be effective upon actual receipt by the TESA Depositary.

The TESA Depositary is acting as agent for Toromont for the purposes of receiving the certificate(s) representing the Trust Units held by you prior to the TESA Expiry Time and as agent for the persons who have transferred certificate(s) representing Trust Units held prior to the TESA Expiry Time for the purposes of receiving payment from Toromont and transmitting such payment to such persons, and receipt of payment by the TESA Depositary will be deemed to constitute receipt of payment by persons transferring Trust Units under the Tax Efficient Subsequent Acquisition.
If a Trust Unit certificate has been lost, destroyed, mutilated or mislaid, you should contact Computershare Investor Services Inc. (“Computershare”) at 1-800-564-6253. Computershare will provide replacement instructions. If a certificate has been lost, destroyed, mutilated or mislaid, please ensure that you provide your telephone number so that Computershare may contact you.
If you properly complete, execute and deliver to the TESA Depositary the Letter of Transmittal with the certificate(s) representing your Trust Units and any other documents required by the instructions set out in the Letter of Transmittal, such that such Letter of Transmittal and certificate(s) and such other required documents are actually received by the TESA Depositary prior to the TESA Expiry Time, the cash and, if applicable, Toromont Shares to which you are entitled will be sent to you by mail (or will be held for pick-up at the office of the TESA Depositary where the Letter of Transmittal is deposited, if you include this instruction in the Letter of Transmittal) promptly after February 26, 2010.
If you fail to deliver to the TESA Depositary a properly completed and executed Letter of Transmittal with the certificate(s) representing your Trust Units and any other required documents within the above timeframe, you will no longer have any rights as a holder of Trust Units other than the right to be paid the consideration to which you are entitled in respect of your Trust Units under the Tax Efficient Subsequent Acquisition. The TESA Depositary will send such consideration to you only after receiving such certificate(s) and Letter of Transmittal (properly completed and executed in accordance with the instructions set out therein) and any other required documents.
Under no circumstances will interest accrue in respect of, or be paid or payable for, any consideration to which a Trust Unitholder is entitled for Trust Units acquired by Toromont pursuant to the Tax Efficient Subsequent Acquisition.
Questions and requests for assistance may be directed to the TESA Depositary at the above addresses and telephone numbers.
Yours very truly,
/s/  David Wetherald
David Wetherald
Vice President, Human Resources and Legal
Toromont Industries Ltd.

The TESA Depositary for the Tax Efficient Subsequent Acquisition is:
CIBC MELLON TRUST COMPANY

By Mail	By Registered Mail, by Hand
P.O. Box 1036	or by Courier
Adelaide Street Postal Station	199 Bay Street
Toronto, ON M5C 2K4	Commerce Court West
Attention: Corporate Restructures	Securities Level
Toronto, ON M5L 1G9
Attention: Corporate Restructures
Telephone: (416) 643-5500
Toll Free: 1-800-387-0825
E-mail: inquiries@cibcmellon.com
Any questions or requests for assistance may be directed to the TESA
Depositary at the telephone numbers and locations set out above.

THE INSTRUCTIONS ACCOMPANYING THIS LETTER OF TRANSMITTAL SHOULD BE READ CAREFULLY BEFORE THIS LETTER OF TRANSMITTAL IS COMPLETED.
LETTER OF TRANSMITTAL

TO:	TOROMONT INDUSTRIES LTD.

AND TO:	CIBC MELLON TRUST COMPANY
Toromont Industries Ltd. (“Toromont”) made an offer (the “Offer”) pursuant to an offer and circular dated November 16, 2009, as amended by a notice of variation and extension dated January 7, 2010 (as so amended, the “Offer and Circular”), to purchase all of the issued and outstanding trust units (“Trust Units”) of Enerflex Systems Income Fund (“Enerflex”) and all of the issued and outstanding class B limited partnership units (“Exchangeable LP Units”) of Enerflex Holdings Limited Partnership, other than any Trust Units or Exchangeable LP Units owned directly or indirectly by Toromont or its affiliates. The Offer expired at 8:00 p.m. (Toronto time) on January 20, 2010.
Pursuant to a Notice of Tax Efficient Subsequent Acquisition (the “TESA Notice”) dated February 5, 2010, Toromont has elected to acquire, in accordance with Section 12.12 of Enerflex’s deed of trust dated August 22, 2006, as amended on February 4, 2010 (the “Tax Efficient Subsequent Acquisition”), all of the Trust Units outstanding at 5:00 p.m. (Calgary time) on February 26, 2010 (the “TESA Expiry Time”), other than Trust Units beneficially owned by Toromont or its affiliates, together with any associated rights under the unitholder rights plan of Enerflex (such Trust Units, together with any such rights, the “Subject Units”) on the terms described in the TESA Notice. Pursuant to the Tax Efficient Subsequent Acquisition, Toromont will be deemed to have acquired all of the Subject Units at the TESA Expiry Time. A registered holder of Subject Units is referred to herein as a “Trust Unitholder”.
In order to receive payment for your Subject Units, this Letter of Transmittal (this “Letter of Transmittal”), or a manually executed facsimile hereof, properly completed and executed, together with all other required documents specified herein, must accompany the certificate(s) representing your Subject Units and must be actually received by CIBC Mellon Trust Company, who is acting as the depositary for the Tax Efficient Subsequent Acquisition (the “TESA Depositary”), at its office specified herein. Please complete Box 1 and, if applicable, Box 2 and Box 3 of this Letter of Transmittal. Please also complete the appropriate boxes that follow under the section entitled “Trust Unitholder Information and Instructions”.
Note that if you do not deliver a properly completed and executed Letter of Transmittal, together with the certificate(s) representing your Subject Units and any other required documents, prior to the TESA Expiry Time and in the manner required herein, or if an election in this Letter of Transmittal is improperly made, you will nonetheless be deemed to have transferred all of your Subject Units to Toromont at the TESA Expiry Time and will be deemed to have elected the Share Alternative (as defined in the TESA Notice) in respect of such transfer.
Capitalized terms used but not defined in this Letter of Transmittal which are defined in the TESA Notice have the respective meanings ascribed thereto in the TESA Notice. All dollar references in this Letter of Transmittal refer to Canadian dollars, except where otherwise indicated.
As used herein, the term “U.S. Unitholder” means a beneficial owner of Trust Units that is, for United States federal income tax purposes: (i) an individual who is a citizen or resident of the United States; (ii) a corporation, or any other entity classified as a corporation for United States federal income tax purposes, that is created or organized in or under the laws of the United States or any political subdivision thereof or therein; (iii) an estate, the income of which is subject to United States federal income tax regardless of its source; or (iv) a trust (a) that is subject to the supervision of a court within the United States and the control of one or more U.S. persons as described in the United States Internal Revenue Code of 1986, as amended (the “Code”), in Section 7701(a)(30), or (b) that has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.
Questions or requests for assistance in completing this Letter of Transmittal and delivering certificate(s) representing Subject Units to the TESA Depositary may be directed to the TESA Depositary. The TESA Depositary’s contact details are provided at the end of this document.
DELIVERY OF THIS LETTER OF TRANSMITTAL TO AN ADDRESS OTHER THAN THE ADDRESS OF THE TESA DEPOSITARY SET FORTH BELOW WILL NOT CONSTITUTE A VALID DELIVERY TO THE TESA DEPOSITARY.

YOU MUST SIGN THIS LETTER OF TRANSMITTAL IN THE APPROPRIATE SPACE PROVIDED BELOW AND IF YOU ARE A U.S. UNITHOLDER, YOU MUST ALSO COMPLETE THE SUBSTITUTE FORM W-9 SET FORTH BELOW (SEE INSTRUCTION 5, “SUBSTITUTE FORM W-9 FOR U.S. UNITHOLDERS ONLY”). IF YOU HAVE A U.S. ADDRESS, BUT ARE NOT A U.S. UNITHOLDER, PLEASE SEE INSTRUCTION 5 BELOW.
NOTICE TO TRUST UNITHOLDERS IN THE UNITED STATES
The Toromont Shares (as defined below) offered pursuant to the Tax Efficient Subsequent Acquisition are being offered pursuant to an exemption from the registration requirements of the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”), provided by Rule 802 thereunder. No Toromont Shares will be delivered in the United States or to or for the account or for the benefit of a person in the United States, unless Toromont is satisfied that such Toromont Shares may be delivered in the relevant jurisdiction in reliance upon available exemptions from the registration requirements of the U.S. Securities Act and the securities laws of the relevant U.S. state or other local jurisdiction, or on a basis otherwise determined to be acceptable to Toromont in its sole discretion, and without subjecting Toromont to any registration, reporting or similar requirements. Without limitation of the foregoing, except as may be otherwise determined by Toromont in its sole discretion, Toromont Shares will not be delivered to or for the account or for the benefit of Ineligible U.S. Holders (as defined below).
An “Ineligible U.S. Holder” means a beneficial owner of Subject Units that (a) would receive Toromont Shares in consideration for those Subject Units under the Tax Efficient Subsequent Acquisition and (b) is a resident of a U.S. state or other U.S. jurisdiction in which Toromont is not satisfied, in its sole discretion, that Toromont Shares may be delivered in reliance upon available exemptions from the registration requirements of the U.S. Securities Act and the securities laws of the relevant U.S. state or other U.S. jurisdiction, or on a basis otherwise determined to be acceptable to Toromont in its sole discretion, and without subjecting Toromont to any registration, reporting or similar requirements (without limitation of the foregoing, an Ineligible U.S. Holder shall include any beneficial owner of Trust Units who is a resident of the United States and who does not qualify as an exempt “institutional investor” within the meaning of the securities laws and regulations of his, her or its respective U.S. jurisdiction).
Any Trust Unitholder that is, or holds Subject Units on behalf of, an Ineligible U.S. Holder and that would otherwise receive Toromont Shares in exchange for such Subject Units may, at the time at which such Trust Unitholder would be entitled to receipt of such Toromont Shares and in the sole discretion of Toromont, have such Toromont Shares issued on their behalf to a selling agent, which shall, as agent for such Trust Unitholder (and without liability except for gross negligence or wilful misconduct), as expeditiously as is commercially reasonable thereafter, sell such Toromont Shares on such holder’s behalf through the facilities of the Toronto Stock Exchange and have the net proceeds of such sale, less any applicable brokerage commissions, other expenses and withholding taxes, delivered as instructed by such Trust Unitholder in this Letter of Transmittal (such sale, a “Vendor Placement”). For all such Trust Unitholders from whom the TESA Depositary has received, prior to the TESA Expiry Time, this Letter of Transmittal with the certificate(s) representing that holder’s Trust Units and all other required deliveries, the Vendor Placement will occur promptly following the TESA Expiry Time. If a Trust Unitholder fails to deliver any of such required deliveries prior to the TESA Expiry Time, one or more separate Vendor Placements of the Toromont Shares that such Trust Unitholder would otherwise have received may be conducted, including following the time at which such deliveries are received by the TESA Depositary. Where a particular Vendor Placement is conducted on behalf of multiple Trust Unitholders each Trust Unitholder on behalf of whom the Vendor Placement was conducted will receive an amount equal to such Trust Unitholder’s pro rata interest in the aggregate net proceeds of that Vendor Placement. Neither Toromont nor any selling agent will have any liability for any proceeds received in any Vendor Placement or the remittance of such proceeds to Trust Unitholders.
Each Trust Unitholder that is a broker, financial advisor, financial institution or other nominee, holding Subject Units on behalf of a resident of a U.S. state or other U.S. jurisdiction, should enquire as to whether or not that beneficial owner is as an Ineligible U.S. Holder. The failure of any such broker, financial advisor, financial institution or other nominee to indicate on this Letter of Transmittal that such beneficial owner is an Ineligible U.S. Holder will be deemed to be a certification that such beneficial owner is either (a) not a resident of the United States or (b), if a resident of the United States, an exempt “institutional investor” within the meaning of the securities laws and regulations of the subject state of which such beneficial holder is a resident. Any Trust Unitholder in the United States that transfers Subject Units using a Letter of Transmittal that does not indicate whether such Trust Unitholder (or the beneficial owner of such Subject Units, as applicable) is an Ineligible U.S. Holder will be deemed to have certified that such Trust Unitholder (or the beneficial owner, as applicable) is not an Ineligible U.S. Holder.
Toromont Shares issued to Trust Unitholders under the Tax Efficient Subsequent Acquisition will be “restricted securities” within the meaning of Rule 144 under the U.S. Securities Act to the same extent and proportion that Trust Units transferred by such Trust Unitholders pursuant to the Tax Efficient Subsequent Acquisition are “restricted securities”. Accordingly, if you transfer Trust Units pursuant to the Tax Efficient Subsequent Acquisition that bear a U.S. Securities Act restrictive legend, any Toromont Shares issued to you in exchange for such Trust Units shall also bear a U.S. Securities Act restrictive legend.

Trust Unitholders in the United States should be aware that the disposition of Trust Units and the acquisition of Toromont Shares by them as described in the TESA Notice may have tax consequences both in the United States and in Canada. Trust Unitholders are encouraged to consult their tax advisors with respect to both the United States and Canadian tax consequences of the disposition of Trust Units and the acquisition of Toromont Shares.
Please read carefully the Instructions set forth below before completing this Letter of Transmittal.
Pursuant to the Tax Efficient Subsequent Acquisition, the undersigned is deemed to have transferred to Toromont all of his, her or its Subject Units at the TESA Expiry Time. The following are the details of the enclosed certificate(s):

Box 1
TRUST UNITS
(Please print or type. If space is insufficient, please attach a list to this Letter of Transmittal in the form below.)

Certificate Number(s)	Name(s) in Which Certificate(s) is (are) Registered	Number of Trust Units
(if available)	(fill in exactly as name(s) appear(s) on certificate(s))	Represented by Certificate(s)

TOTAL:

Box 2
ELECTION FOR CASH AND/OR TOROMONT SHARES

Any Trust Unitholder that does not deliver this Letter of Transmittal, together with the certificate(s) representing the Transferred Units (as defined below) and any other required documents, prior to the TESA Expiry Time (a “Late Delivery”) will not be permitted to make the elections provided for in this Box 2. Such Trust Unitholder will be deemed to have elected the Share Alternative for all of the Transferred Units (as defined below). Accordingly, any elections indicated by such Trust Unitholder in this Box 2 will be disregarded.
Pursuant to the Tax Efficient Subsequent Acquisition, except in the case of a Late Delivery, the undersigned may elect the Cash Alternative (as defined in the TESA Notice) or the Share Alternative (as defined in the TESA Notice) with respect to all of the Subject Units referred to in Box 1 and represented by certificate(s) enclosed with this Letter of Transmittal (the “Transferred Units”) or the undersigned may apportion the Transferred Units between the Cash Alternative and the Share Alternative. The undersigned hereby elects as follows:

☐	CASH ALTERNATIVE

Trust Unitholders that check this box will receive $14.25 cash for each Transferred Unit (subject to pro ration, as described in the TESA Notice).

OR

☐	SHARE ALTERNATIVE

Trust Unitholders that check this box will receive 0.5382 of a common share of Toromont (each whole common share, a “Toromont Share”) and $0.05 cash for each Transferred Unit (subject to pro ration, as described in the TESA Notice).

OR

☐	COMBINATION OF CASH ALTERNATIVE AND SHARE ALTERNATIVE

Trust Unitholders that check this box and complete the fields immediately below will receive $14.25 cash for each Transferred Unit transferred under the Cash Alternative and 0.5382 of a Toromont Share and $0.05 cash for each Transferred Unit transferred under the Share Alternative (in each case subject to pro ration, as described in the TESA Notice). The total number of Transferred Units transferred under this alternative must equal the total number of Transferred Units (see Box 1 in this Letter of Transmittal).

Transferred Units transferred under the Cash Alternative, and

Transferred Units transferred under the Share Alternative.
If the undersigned fails to elect the Cash Alternative or the Share Alternative in this Letter of Transmittal, the undersigned will be deemed to have elected the Share Alternative for all of the Transferred Units.
If the undersigned apportions the Transferred Units between the Cash Alternative and the Share Alternative and the number of Transferred Units subject to the undersigned’s elections exceeds the number of Transferred Units (which the undersigned should identify in Box 1 in this Letter of Transmittal), then the number of Transferred Units in respect of which the undersigned has elected the Cash Alternative will be reduced such that the number of Transferred Units in respect of which the undersigned has made elections equals the number of Transferred Units (which the undersigned should identify in Box 1 in this Letter of Transmittal). If the undersigned apportions the Transferred Units (which the undersigned should identify in Box 1 in this Letter of Transmittal) between the Cash Alternative and the Share Alternative and the number of Transferred Units subject to the undersigned’s elections is less than the number of Transferred Units (which the undersigned should identify in Box 1 in this Letter of Transmittal), then the undersigned will be deemed to have elected the Share Alternative in respect of that number of Transferred Units in respect of which the undersigned failed to make a consideration election.
No fractional Toromont Shares will be issued pursuant to the Tax Efficient Subsequent Acquisition. Any Trust Unitholder that would otherwise be entitled to receive a fractional Toromont Share will receive the applicable number of Toromont Shares, rounded down to the nearest whole number. Any Trust Unitholder that would otherwise be entitled to receive a fraction of a cent will receive the applicable amount of cash, rounded up to the nearest whole cent.
A Trust Unitholder that is an Eligible Holder (as defined below) and that wishes to elect the Rollover Option (as defined in the TESA Notice) to make the necessary joint tax election with Toromont to obtain a full or partial tax-deferred rollover for Canadian federal income tax purposes in respect of the disposition of Subject Units pursuant to the Tax Efficient Subsequent Acquisition, must elect the Share Alternative in respect of that number of Subject Units for which the Trust Unitholder wishes to obtain such rollover. The Rollover Option may be withdrawn in certain circumstances. See Section 19 of the Circular portion of the Offer and Circular, “Certain Canadian Federal Income Tax Considerations”.

Box 3
ROLLOVER OPTION FOR ELIGIBLE HOLDERS

Any Trust Unitholder that makes a Late Delivery will not be permitted to elect the Rollover Option provided for in this Box 3. Such Trust Unitholder will be deemed to have elected the Share Alternative for all of the Transferred Units and will be deemed to have not elected the Rollover Option. Accordingly, any election indicated by such Trust Unitholder in this Box 3 will be disregarded.
As described in the TESA Notice, a Trust Unitholder that is an Eligible Holder, that elects the Share Alternative and that further elects the Rollover Option (if available) may, depending on the circumstances, obtain a full or partial tax-deferred rollover in respect of a disposition of Trust Units by entering into a joint election with Toromont and filing such election with the Canada Revenue Agency (the “CRA”) under section 85 of the Income Tax Act (Canada) (the “Tax Act”) specifying therein an elected amount in accordance with certain limitations provided in the Tax Act. The Rollover Option may be withdrawn in certain circumstances. See Section 19 of the Circular portion of the Offer and Circular, “Certain Canadian Federal Income Tax Considerations — Residents of Canada — Disposition of Trust Units Under the Offer, Compulsory Acquisition or Tax Efficient Subsequent Acquisition — Exchange of Trust Units for Cash and Toromont Shares — Circumstances in Which the Rollover Option May Be Withdrawn”.
“Eligible Holder” means a Trust Unitholder that is (i) a resident of Canada for the purposes of the Tax Act and who is not exempt from tax on income under the Tax Act, or (ii) a non-resident of Canada for the purposes of the Tax Act, whose Trust Units constitute “taxable Canadian property” (as defined by the Tax Act) and who is not exempt from Canadian tax in respect of any gain realized on the disposition of Trust Units by reason of an exemption contained in an applicable income tax treaty or convention, or (iii) a partnership if one or more members of the partnership are described in (i) or (ii).
Section 19 of the Circular portion of the Offer and Circular, “Certain Canadian Federal Income Tax Considerations — Residents of Canada — Disposition of Trust Units Under the Offer, Compulsory Acquisition or Tax Efficient Subsequent Acquisition — Exchange of Trust Units for Cash and Toromont Shares — Tax Deferred Rollover Under the Tax Act”, describes the actions that an Eligible Holder must take in order to make a valid tax election with Toromont under section 85 of the Tax Act. The Eligible Holder must obtain the appropriate federal election forms (Form T2057 or, in the event that the Trust Units are held by a partnership, Form T2058) from the CRA, and where necessary, appropriate provincial election forms from the appropriate provincial office. The Eligible Holder must ensure that two signed copies of Form T2057 or, in the event that the Trust Units are held by a partnership, two signed copies of Form T2058 (and where necessary, two signed copies of the appropriate provincial forms) are received by Toromont at its head office (3131 Highway 7 West, Concord, Ontario, L4K 1B7, Attention: Director of Taxation) on or before April 20, 2010 duly completed with details of the number of Trust Units transferred, the consideration received and the applicable Elected Amounts (as defined in the Offer and Circular) for the purposes of such elections. Provided the Rollover Option is not withdrawn as described in the Offer and Circular, Toromont agrees only to add the required information regarding Toromont to any properly completed election form received by Toromont at its head office (3131 Highway 7 West, Concord, Ontario, L4K 1B7, Attention: Director of Taxation) on or before April 20, 2010, to execute any such election form and to forward one copy of such election form by mail to the Eligible Holder at the address indicated on the election form within 60 days after the receipt thereof. The Eligible Holder must file the completed and signed joint tax election form with the CRA within the time prescribed by the Tax Act. Eligible Holders should consult their own tax advisors for assistance with respect to making a valid tax election.
Compliance with the requirements to ensure a valid election is filed under subsection 85(1) or (2) of the Tax Act (or the corresponding provisions of any applicable provincial tax legislation) will be the sole responsibility of the Eligible Holder making such election, and such Eligible Holder will be solely responsible for the payment of any late filing penalties. Accordingly, Toromont will not be responsible or liable for taxes, interest, penalties, damages or expenses resulting from the failure by anyone to properly complete any election form or to properly file it within the time prescribed and in the form prescribed under the Tax Act (or the corresponding provisions of any applicable provincial tax legislation). Toromont reserves the right not to execute and return to a Trust Unitholder for filing any tax election form sent to it that (i) is not fully completed and signed by an Eligible Holder who has elected the Share Alternative and who has further elected the Rollover Option in this Letter of Transmittal, or (ii) is not actually received by Toromont prior to April 20, 2010.
By checking the box below to elect the Rollover Option, the undersigned (i) represents that the Trust Unitholder transferring the Transferred Units is an Eligible Holder who has elected the Share Alternative, (ii) acknowledges that it is the Trust Unitholder’s responsibility to complete the appropriate tax election form and send two copies of the completed election form to Toromont at its head office (3131 Highway 7 West, Concord, Ontario, L4K 1B7, Attention: Director of Taxation) so that they are received on or before April 20, 2010, and (iii) acknowledges that it is the Trust Unitholder’s responsibility to file the tax election form with the CRA (or the applicable provincial tax authority) once it is returned to the Trust Unitholder by Toromont and pay any applicable late filing penalties.
☐	Check here if you are an Eligible Holder, you have elected the Share Alternative and you wish to further elect the Rollover Option in order to make a joint tax election with Toromont under subsection 85(1) or (2) of the Tax Act (or the corresponding provisions of any applicable provincial tax legislation). It is the Eligible Holder’s responsibility to take the steps required to make a valid tax election.

The undersigned represents and warrants that:
(a)	the undersigned has full power and authority to sell, assign and transfer the Transferred Units;
(b)	the undersigned owns the Transferred Units, free and clear of all liens, restrictions, charges, encumbrances, claims and rights of others;
(c)	the Transferred Units have not been sold, assigned or transferred, nor has any agreement been entered into to sell, assign or transfer any of the Transferred Units transferred pursuant to the Tax Efficient Subsequent Acquisition, to any other person; and
(d)	the transfer of the Transferred Units pursuant to the Tax Efficient Subsequent Acquisition complies with applicable Laws.
Settlement with each person that has delivered Subject Units under the Tax Efficient Subsequent Acquisition will be made by the TESA Depositary forwarding a share certificate representing Toromont Shares and/or issuing, or causing to be issued, a cheque in the amount to which the person delivering Subject Units is entitled. Unless otherwise directed in this Letter of Transmittal, the share certificate(s) representing Toromont Shares and/or the cheque will be issued in the name of the registered holder of the Subject Units so delivered. Unless the person delivering the Subject Units instructs the TESA Depositary to hold the share certificate(s) representing Toromont Shares and/or the cheque for pick-up by checking the appropriate box (Block D) in this Letter of Transmittal, the share certificate(s) representing Toromont Shares and/or the cheque will be forwarded by first class mail to such person at the address specified in this Letter of Transmittal. If no such address is specified, the share certificate(s) representing Toromont Shares and/or the cheque will be sent to the address of the registered holder as shown on the securities register maintained by or on behalf of Enerflex. Pursuant to applicable laws, Toromont may, in certain circumstances, be required to make withholdings from the amount otherwise payable to a Trust Unitholder. The undersigned understands and acknowledges that under no circumstances will interest accrue, or be paid or payable by Toromont or the TESA Depositary to it or any other person delivering Subject Units, on the price of Subject Units acquired by Toromont, regardless of any delay in making payments for Subject Units. No share certificate(s) representing Toromont Shares and/or cheques will be forwarded or issued prior to the TESA Expiry Time.

TRUST UNITHOLDER INFORMATION AND INSTRUCTIONS
Before signing this Letter of Transmittal, please review carefully and complete the following boxes, as appropriate.

BLOCK A REGISTRATION AND PAYMENT INSTRUCTIONS ISSUE SHARE CERTIFICATE REPRESENTING TOROMONT SHARES AND/OR CHEQUE IN THE NAME OF: (please print or type)	BLOCK B DELIVERY INSTRUCTIONS SEND SHARE CERTIFICATE REPRESENTING TOROMONT SHARES AND/OR CHEQUE (Unless Block D is checked) TO: ☐ Same as address in Block A or to:
(Name) (Street Address and Number) (City and Province or State) (Country and Postal (Zip) Code) (Telephone — Business Hours) (Tax Identification, Social Insurance or Social Security Number)	(Name) (Street Address and Number) (City and Province or State) (Country and Postal (Zip) Code) (Telephone — Business Hours) (Tax Identification, Social Insurance or Social Security Number)

BLOCK C
TAXPAYER IDENTIFICATION NUMBER

 U.S. residents/citizens must provide their
Taxpayer Identification Number

(Taxpayer Identification Number)

If you are a U.S. Unitholder or are acting on behalf of a U.S. Unitholder, in order to avoid backup withholding you must complete the Substitute Form W-9 included below, or otherwise provide certification that you are exempt from backup withholding. If you are not a U.S. Unitholder, but have a U.S. address, you must provide a completed U.S. Internal Revenue Service Form W-8 in order to avoid backup withholding. See Instruction 5, “Substitute Form W-9 for U.S. Unitholders Only”, for further details.

☐	BLOCK D
SPECIAL PICK-UP INSTRUCTIONS

HOLD SHARE CERTIFICATE REPRESENTING TOROMONT SHARES AND/OR CHEQUE FOR PICK-UP AT THE OFFICE OF THE TESA DEPOSITARY WHERE THIS LETTER OF TRANSMITTAL IS DEPOSITED (check box)

BLOCK E
U.S. UNITHOLDERS — TAX
A U.S. Unitholder is any Trust Unitholder that is either (A) providing an address in Block B which is located within the United States or any territory or possession thereof, or (B) a U.S. person for United States federal income tax purposes.
INDICATE WHETHER OR NOT YOU ARE A U.S. UNITHOLDER OR ARE ACTING ON BEHALF OF A U.S. UNITHOLDER:
☐	The person signing this Letter of Transmittal represents that it is not a U.S. Unitholder and is not acting on behalf of a U.S. Unitholder.
☐	The person signing this Letter of Transmittal represents that it is a U.S. Unitholder or is acting on behalf of a U.S. Unitholder.
IF YOU ARE A U.S. UNITHOLDER OR ARE ACTING ON BEHALF OF A U.S. UNITHOLDER, THEN IN ORDER TO AVOID BACK-UP WITHHOLDING YOU MUST COMPLETE THE SUBSTITUTE FORM W-9 INCLUDED BELOW, OR OTHERWISE PROVIDE CERTIFICATION THAT YOU ARE EXEMPT FROM BACKUP WITHHOLDING, AS PROVIDED IN INSTRUCTION 5 BELOW.

BLOCK F
U.S. HOLDERS — STATE LAWS
If you are a Trust Unitholder who is a resident in the United States (a “U.S. Holder”) or whose address on the securities register maintained by or on behalf of Enerflex is in the United States, or you are acting on behalf of a U.S. Holder, or if the address for delivery of the Toromont Shares set out in Block B above is in the United States, indicate below if the beneficial owner of the Transferred Units is an Ineligible U.S. Holder:
☐	The person signing this Letter of Transmittal represents that the beneficial owner(s) of the Transferred Units is an (are) Ineligible U.S. Holder(s).
YOU ACKNOWLEDGE THAT TOROMONT IS RELYING ON THE FOREGOING REPRESENTATION IN DETERMINING WHETHER YOU ARE ELIGIBLE TO RECEIVE TOROMONT SHARES. YOU ACKNOWLEDGE AND AGREE THAT IF TOROMONT DETERMINES, IN ITS SOLE DISCRETION, THAT YOU ARE AN INELIGIBLE U.S. HOLDER, OR IF THIS BLOCK F IS PARTIALLY COMPLETED OR IS COMPLETED BUT IS ILLEGIBLE, TOROMONT IS ENTITLED TO TREAT YOU (OR THE BENEFICIAL OWNER OF THE TRANSFERRED UNITS, AS APPLICABLE) AS BEING AN INELIGIBLE U.S. HOLDER, IN WHICH CASE YOU MAY BE ELIGIBLE TO RECEIVE ONLY A CHEQUE IN THE MANNER OUTLINED HEREIN AND IN THE TESA NOTICE.

BLOCK G
TRUST UNITHOLDER SIGNATURE
By signing below, the Trust Unitholder expressly agrees to the terms and conditions set forth above.

Signature guaranteed by (if required under Instruction 2):	Dated:

Authorized Signature of Guarantor	Signature of Trust Unitholder or Authorized Representative (see Instructions 2 and 3)

Name of Guarantor (please print or type)	Name of Trust Unitholder or Authorized Representative (please print or type)

Address of Guarantor (please print or type)	Daytime telephone number and facsimile number of Trust Unitholder or Authorized Representative

Tax Identification, Social Insurance or Social Security Number

INSTRUCTIONS
1.	Use of Letter of Transmittal
(a)	In order to elect the Cash Alternative or the Share Alternative, or to elect the Rollover Option, with respect to the Transferred Units, this Letter of Transmittal, or a manually executed facsimile hereof, properly completed and executed, with the signature(s) guaranteed, if required by Instruction 2 below, together with the accompanying certificate(s) representing the Transferred Units and all other documents required by this Letter of Transmittal, must be actually received by the TESA Depositary at its office specified in this Letter of Transmittal prior to 5:00 p.m. (Calgary time) on February 26, 2010.
(b)	In the case of a Late Delivery, this Letter of Transmittal, or a manually executed facsimile hereof, properly completed and executed, with the signature(s) guaranteed, if required by Instruction 2 below, together with the accompanying certificate(s) representing the Transferred Units and all other documents required by this Letter of Transmittal, must be actually received by the TESA Depositary at its office specified in this Letter of Transmittal in order to receive payment for Transferred Units.
(c)	The method used to deliver this Letter of Transmittal and any accompanying certificate(s) representing Subject Units and, if applicable, all other required documents is at the option and risk of the Trust Unitholder delivering these documents. Toromont recommends that these documents be delivered by hand to the TESA Depositary and that a receipt be obtained or, if mailed, that registered mail, with return receipt requested, be used and that proper insurance be obtained. It is suggested that any such mailing be made sufficiently in advance of the TESA Expiry Time to permit actual receipt by the TESA Depositary prior to the TESA Expiry Time. Delivery will only be effective upon actual receipt by the TESA Depositary.
2.	Signatures
This Letter of Transmittal must be completed and executed by the Trust Unitholder described above or by such Trust Unitholder’s duly authorized representative (in accordance with Instruction 3 below).
(a)	If this Letter of Transmittal is executed by the registered holder(s) of the accompanying certificate(s), such signature(s) on this Letter of Transmittal must correspond exactly with the names(s) as registered or as written on the face of such certificate(s) without any change whatsoever, and the certificate(s) need not be endorsed. If such certificate(s) are owned of record by two or more joint holders, all such holders must execute this Letter of Transmittal.
(b)	Notwithstanding Instruction 2(a), if this Letter of Transmittal is executed by a person other than the registered holder(s) of the accompanying certificate(s), or if the share certificate(s) representing Toromont Shares and/or the cheque(s) is (are) to be issued or sent to a person other than the registered holder(s) or sent to an address other than the address of the registered holder(s) shown on the securities register maintained by or on behalf of Enerflex:
(i)	the accompanying certificate(s) must be endorsed or be accompanied by an appropriate trust unit transfer power of attorney, in either case, duly and properly completed by the registered holder(s); and
(ii)	the signature on the endorsement panel or trust unit transfer power of attorney must correspond exactly to the name(s) of the registered holder(s) as registered or as written on the face of the certificate(s), and must be guaranteed by an Eligible Institution (except that no guarantee is required if the signature is that of an Eligible Institution).
An “Eligible Institution” means a Canadian Schedule I chartered bank or an eligible guarantor institution with membership in an approved signature guarantee Medallion program, including a member of the Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange, Inc. Medallion Signature Program (MSP).
3.	Fiduciaries, Representatives and Authorizations
Where this Letter of Transmittal is executed by a person as an executor, administrator, trustee or guardian, or on behalf of a corporation, partnership or association or is executed by any other person acting in a representative capacity, such person should so indicate when signing and this Letter of Transmittal must be accompanied by satisfactory evidence of the authority to act. Either Toromont or the TESA Depositary, at its sole discretion, may require additional evidence of authority or additional documentation.

4.	Delivery Instructions
If any share certificate(s) representing Toromont Shares and/or cheque(s) is (are) to be sent to someone at an address other than the address of the Trust Unitholder as it appears in Block A on this Letter of Transmittal, entitled “Registration and Payment Instructions”, then Block B on this Letter of Transmittal, entitled “Delivery Instructions”, should be completed. If Block B is not completed, any share certificate(s) representing Toromont Shares and/or cheque(s) will be forwarded by first class mail to the transferring Trust Unitholder at the address of such Trust Unitholder as it appears in Block A or, if no address is provided in Block A, then it will be forwarded by first class mail to the address of such Trust Unitholder as it appears on the securities register maintained by or on behalf of Enerflex.
5.	Substitute Form W-9 for U.S. Unitholders Only
United States federal income tax law generally requires a U.S. Unitholder who receives cash in exchange for Trust Units to provide the TESA Depositary with its correct Taxpayer Identification Number (“TIN”), which, in the case of a Trust Unitholder who is an individual, is generally the individual’s social security number. If the TESA Depositary is not provided with the correct TIN or an adequate basis for an exemption, such holder may be subject to penalties imposed by the Internal Revenue Service and backup withholding in an amount equal to 28% of the gross proceeds of any payment received hereunder. If withholding results in an overpayment of taxes, a refund may be obtained by filing a U.S. tax return.
To prevent backup withholding, each U.S. Unitholder must provide its correct TIN by completing the “Substitute Form W-9” set forth in this document, which requires the Trust Unitholder to certify under penalties of perjury, (1) that the TIN provided is correct (or that such holder is awaiting a TIN) and (2) that the holder is a U.S. person (including a U.S. resident alien).
Exempt holders (including, among others, all corporations) are not subject to backup withholding and reporting requirements. To prevent possible erroneous backup withholding, an exempt holder must enter its correct TIN in Part 1 of Substitute Form W-9, write “Exempt” in Part 2 of such form, and sign and date such form. See the enclosed Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (the “W-9 Guidelines”) for additional instructions.
If Trust Units are held in more than one name or are not in the name of the actual owner, consult the enclosed W-9 Guidelines for information on which TIN to report.
If a U.S. Unitholder does not have a TIN, such holder should: (i) consult the enclosed W-9 Guidelines for instructions on applying for a TIN, (ii) write “Applied For” in the space for the TIN in Part 1 of the Substitute Form W-9, and (iii) sign and date the Substitute Form W-9 and the Certificate of Awaiting Taxpayer Identification Number set forth in this document. In such case, the TESA Depositary may withhold 28% of the gross proceeds of any payment made to such holder prior to the time a properly certified TIN is provided to the TESA Depositary, and such amounts will be paid over to the Internal Revenue Service.
If a Trust Unitholder has a U.S. address, but is not a U.S. Unitholder, such holder is required to submit an appropriate and properly completed IRS Form W-8 Certificate of Foreign Status, signed under penalties of perjury. Such appropriate IRS Form W-8 may be obtained from the TESA Depositary.
A U.S. UNITHOLDER WHO FAILS TO PROPERLY COMPLETE THE SUBSTITUTE FORM W-9 SET FORTH IN THIS LETTER OF TRANSMITTAL OR, IF APPLICABLE, THE APPROPRIATE IRS FORM W-8 MAY BE SUBJECT TO BACKUP WITHHOLDING OF 28% OF THE GROSS PROCEEDS OF ANY PAYMENTS MADE TO SUCH HOLDER PURSUANT TO THE TAX EFFICIENT SUBSEQUENT ACQUISITION.
6.	Notice to Certain U.S. Holders
Each Trust Unitholder that is a broker, financial advisor, financial institution or other nominee, holding Subject Units on behalf of a resident of a U.S. state or other U.S. jurisdiction, should enquire as to whether or not that beneficial owner is as an Ineligible U.S. Holder. The failure of any such broker, financial advisor, financial institution or other nominee to indicate on this Letter of Transmittal that such beneficial owner is an Ineligible U.S. Holder will be deemed to be a certification that such beneficial owner is either (a) not a resident of the United States or (b), if a resident of the United States, an exempt “institutional investor” within the meaning of the securities laws and regulations of the subject state of which such beneficial holder is a resident. Any Trust Unitholder in the United States that transfers Subject Units using a Letter of Transmittal that does not indicate whether such Trust Unitholder (or the beneficial owner of such Subject Units, as applicable) is an Ineligible U.S. Holder will be deemed to have certified that such Trust Unitholder (or the beneficial owner, as applicable) is not an Ineligible U.S. Holder.

Unless otherwise indicated in Block F above, the undersigned hereby acknowledges and confirms that the certificate(s) delivered with this Letter of Transmittal represent(s) Trust Units not held by or on behalf of one or more Ineligible U.S. Holders. The undersigned acknowledges that Toromont and others will rely upon the truth and accuracy of the foregoing representations, warranties, acknowledgements and agreements, and Toromont is irrevocably authorized to produce this Letter of Transmittal or a copy hereof to any interested party in any administrative or legal proceedings or official inquiry with respect to the matters covered hereby.
See “Notice to Trust Unitholders in the United States” above for further information.
7.	Currency of Payment
All cash amounts payable under the Tax Efficient Subsequent Acquisition will be paid in Canadian dollars.
8.	Miscellaneous
(a)	If the space in Box 1 of this Letter of Transmittal is insufficient to list all certificates representing Transferred Units, additional certificate numbers and number of Transferred Units may be included on a separate signed list affixed to this Letter of Transmittal.
(b)	If Transferred Units are registered in different forms (e.g. “John Doe” and “J. Doe”), a separate Letter of Transmittal should be properly completed and executed for each different registration.
(c)	Before completing this Letter of Transmittal, you are urged to read the accompanying TESA Notice.
9.	Lost Certificates
If a certificate representing Subject Units has been lost or destroyed, this Letter of Transmittal should be completed as fully as possible and forwarded, together with a letter describing the loss, to the TESA Depositary at its office specified in this Letter of Transmittal. The TESA Depositary will forward such letter to the registrar and transfer agent for the Trust Units, so that the registrar and transfer agent may provide replacement instructions. If a certificate representing Subject Units has been lost, destroyed, mutilated or mislaid, the foregoing action must be taken sufficiently in advance of the TESA Expiry Time in order to obtain a replacement certificate in sufficient time to permit the Subject Units represented by the replacement certificate to be delivered under the Tax Efficient Subsequent Acquisition prior to the TESA Expiry Time.
10.	Assistance
Questions or requests for assistance in completing this Letter of Transmittal and delivering certificate(s) representing Subject Units to the TESA Depositary may be directed to the TESA Depositary. The TESA Depositary’s contact details are provided at the end of this document.

SUBSTITUTE FORM W-9
TO BE COMPLETED BY U.S. UNITHOLDERS ONLY

SUBSTITUTE FORM W-9 Payer’s Request for Taxpayer Identification Number and Certification	Part 1 — Taxpayer Identification Number (“TIN”) — ENTER YOUR TIN IN THE BOX AT RIGHT. (For most individuals, this is your social security number. If you do not have a TIN, see “Obtaining a Number” in the Guidelines included in this form.) CERTIFY BY SIGNING AND DATING BELOW.

Note: If the account is in more than one name, see the chart in the enclosed Guidelines to determine which number to give the payer.	Social Security Number(s) (If awaiting TIN, write “Applied For”) OR Employer Identification Number(s) (If awaiting TIN, write “Applied For”)

Part 2 — For payees exempt from backup withholding, please write “exempt” here (see Instructions):
Name

Business Name

Please Check Appropriate box
☐   Individual/Sole
Proprietor     ☐    Corporation    ☐    Partnership    ☐    Limited liability company (Enter the tax classification:
D = disregarded entity; C = corporation; P = partnership)                                 ☐   Other
Address

City	State	Zip Code
Part 3 — Certification — Under penalties of perjury, I certify that:
(1)	The number shown on this form is my correct TIN (or I am waiting for a TIN to be issued to me); and
(2)	I am a U.S. person (including a U.S. resident alien).

Signature of U.S. person	Date
NOTE:	FAILURE TO FURNISH YOUR CORRECT TIN MAY RESULT IN A U.S.$50 PENALTY IMPOSED BY THE INTERNAL REVENUE SERVICE AND IN BACKUP WITHHOLDING OF 28% OF THE GROSS AMOUNT OF CONSIDERATION PAID TO YOU PURSUANT TO THE TAX EFFICIENT SUBSEQUENT ACQUISITION. FOR ADDITIONAL DETAILS, PLEASE REVIEW THE ENCLOSED “GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER ON SUBSTITUTE FORM W-9” THAT FOLLOW THE INSTRUCTIONS ACCOMPANYING THIS LETTER OF TRANSMITTAL.

YOU MUST COMPLETE THE FOLLOWING CERTIFICATE IF YOU WROTE “APPLIED FOR” IN PART 1 OF SUBSTITUTE FORM W-9.

CERTIFICATION OF AWAITING TAXPAYER IDENTIFICATION NUMBER
I certify under penalties of perjury that a taxpayer identification number has not been issued to me, and either (a) I have mailed or delivered an application to receive a taxpayer identification number to the appropriate IRS Center or Social Security Administration Office or (b) I intend to mail or deliver an application in the near future. I understand that if I do not provide a TIN by the time of payment, 28% of the gross proceeds of such payment made to me may be withheld.

Signature	Date

FOR U.S. UNITHOLDERS ONLY
GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION
NUMBER ON SUBSTITUTE FORM W-9
Guidelines for Determining the Proper Identification Number for the Payee (You) To Give the Payer — Social security numbers have nine digits separated by two hyphens: i.e., 000-00-0000. Employee identification numbers have nine digits separated by only one hyphen: i.e., 00-0000000. The table below will help determine the number to give the payer. All “Section” references are to the Internal Revenue Code of 1986, as amended. “IRS” is the Internal Revenue Service.

For This Type of Account:			Give Name and Taxpayer Identification Number of

1.	Individual		The individual

2.	Two or more individuals (joint account)		The actual owner of the account or, if combined fund, the first individual on the account(1)

3.	Custodian account of a minor (Uniform Gift to Minors Act)		The minor(2)

4.	a.	The usual revocable savings trust account (grantor is also trustee)	The grantor-trustee(1)

	b.	So-called trust that is not a legal or valid trust under state law	The actual owner(1)

5.	Sole proprietorship or a disregarded entity		The owner(3)

6.	A valid trust, estate, or pension trust		The legal entity(4)

7.	Corporate (or electing corporate status on Form 8832)		The corporation

8.	Association, club, religious, charitable, educational, or other tax‑exempt organization		The organization

9.	Partnership or multi-member LLC treated as a partnership		The partnership

10.	A broker or registered nominee		The broker or nominee

11.	Account with the Department of Agriculture in the name of a public entity (such as a state or local government, school district, or prison) that receives agricultural program payments		The public entity

(1)	List first and circle the name of the person whose number you furnish. If only one person on a joint account has a social security number, that person’s number must be furnished.

(2)	Circle the minor’s name and furnish the minor’s social security number.

(3)	You must show your individual name, but you may also enter your business or “doing business as” name on the second name line. You may use either your social security number or your employee identification number (if you have one).

(4)	List first and circle the name of the legal trust, estate, or pension trust. (Do not furnish the taxpayer identification number of the personal representative or trustee unless the legal entity itself is not designated in the account title.)
Obtaining a Number
If you do not have a taxpayer identification number, you may apply for one. To apply for a social security number, get Form SS-5, Application for a Social Security Card, from your local Social Security Administration Office or online at www.socialsecurity.gov/online/ss-5.pdf. You may also get this form by calling 1-800-772-1213. Use Form W-7, Application for IRS Individual Taxpayer Identification Number, to apply for an ITIN, or Form SS-4, Application for Employer Identification Number, to apply for an EIN. You can find information about applying for an EIN online by accessing the IRS website at www.irs.gov, clicking on Business, then clicking on Employer ID Numbers under More Topics. You can get Forms W-7 and SS-4 from the IRS by visiting www.irs.gov or by calling 1-800-829-3676.

Payees Exempt from Backup Withholding
Payees specifically exempted from backup withholding for this purpose include:
(i)	An organization exempt from tax under Section 501(a), an individual retirement account (IRA), or a custodial account under Section 403(b)(7), if the account satisfies the requirements of Section 401(f)(2);
(ii)	The United States or a state thereof, the District of Columbia, a possession of the United States, or a political subdivision or wholly owned agency or instrumentality of any one or more of the foregoing;
(iii)	An international organization or any agency or instrumentality thereof;
(iv)	A foreign government and any political subdivision, agency or instrumentality thereof;
(v)	A corporation;
(vi)	A financial institution;
(vii)	A dealer in securities or commodities required to register in the United States, the District of Columbia, or a possession of the United States;
(viii)	A real estate investment trust;
(ix)	A common trust fund operated by a bank under Section 584(a);
(x)	An entity registered at all times during the tax year under the Investment Company Act of 1940;

(xi)	A custodian;

(xii)	A futures commission merchant registered with the Commodity Futures Trading Commission;

(xiii)	A foreign central bank of issue; and

(xiv)	A trust exempt from tax under Section 664 or described in Section 4947.
Exempt payees described above must file a Substitute Form W-9 included in this Letter of Transmittal to avoid possible erroneous backup withholding. TO FILE THIS FORM WITH THE TESA DEPOSITARY, FURNISH YOUR TAXPAYER IDENTIFICATION NUMBER, WRITE “EXEMPT” IN PART 2 OF THE FORM, SIGN AND DATE THE FORM AND RETURN IT TO THE DEPOSITARY.
PRIVACY ACT NOTICE — Section 6109 requires you to provide your correct taxpayer identification number to payers, who must report the payments to the IRS. The IRS uses the number for identification purposes and may also provide this information to various government agencies for tax enforcement or litigation purposes. Payers must be given the numbers whether or not recipients are required to file tax returns. Payers must generally withhold 28% of taxable interest, dividend, and certain other payments to a payee who does not furnish a taxpayer identification number to payer. Certain penalties may also apply.
Penalties
(1)	Failure to Furnish Taxpayer Identification Number. — If you fail to furnish your taxpayer identification number to a payer, you may be subject to a penalty of U.S. $50 for each such failure unless your failure is due to reasonable cause and not to wilful neglect.
(2)	Civil Penalty for False Information With Respect to Withholding. — If you make a false statement with no reasonable basis that results in no backup withholding, you may be subject to a U.S. $500 penalty.
(3)	Criminal Penalty for Falsifying Information. — Wilfully falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment.

The TESA Depositary for the Tax Efficient Subsequent Acquisition is:
CIBC MELLON TRUST COMPANY

By Mail P.O. Box 1036 Adelaide Street Postal Station Toronto, ON M5C 2K4 Attention: Corporate Restructures	By Registered Mail, by Hand or by Courier 199 Bay Street Commerce Court West Securities Level Toronto, ON M5L 1G9 Attention: Corporate Restructures
Telephone: (416) 643-5500
Toll Free: 1-800-387-0825
E-mail: inquiries@cibcmellon.com
Any questions or requests for assistance may be directed to the TESA
Depositary at the telephone numbers and locations set out above.

PART II — INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS
The exhibits set forth below are furnished as part of this form:

Exhibit
Number	Description of Document

1.1	Advertisement, dated November 16, 2009.[1]

1.2	Press release, dated December 18, 2009.[2]

1.3	Press release, dated December 23, 2009.[3]

1.4	Press release, dated January 6, 2010.[4]

1.5	Press release, dated January 20, 2010.[5]

1.6	Press release, dated February 5, 2010.

2.1	Annual information form of Toromont Industries Ltd., dated March 16, 2009, for the year ended December 31, 2008.[1]

2.2	Audited consolidated financial statements of Toromont Industries Ltd. for the years ended December 31, 2008 and 2007, together with the notes thereto and the auditors’ report thereon.[1]

2.3	Management’s discussion and analysis of the consolidated financial condition and results of operations of Toromont Industries Ltd. for the years ended December 31, 2008 and 2007.[1]

2.4	Unaudited interim consolidated financial statements of Toromont Industries Ltd. for the three and nine months ended September 30, 2009 and 2008, together with the notes thereto, and the related management’s discussion and analysis of the consolidated financial condition and results of operations of Toromont Industries Ltd.[1]

2.5	Management information circular of Toromont Industries Ltd., dated February 27, 2009, prepared in connection with Toromont Industries Ltd.’s annual and special meeting of shareholders held on April 23, 2009.[1]
PART III — CONSENT TO SERVICE OF PROCESS
A written irrevocable consent and power of attorney on Form F-X is being filed by Toromont Industries Ltd. concurrently with the furnishing of this Form CB.

1	Previously furnished on the filing person’s Form CB submitted to the SEC on November 17, 2009.

2	Previously furnished on the filing person’s Form CB (Amendment No. 1) submitted to the SEC on December 18, 2009.

3	Previously furnished on the filing person’s Form CB (Amendment No. 2) submitted to the SEC on December 24, 2009.

4	Previously furnished on the filing person’s Form CB (Amendment No. 3) submitted to the SEC on January 7, 2010.

5	Previously furnished on the filing person’s Form CB (Amendment No. 4) submitted to the SEC on January 21, 2010.

PART IV — SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TOROMONT INDUSTRIES LTD.
By:	/s/ David Wetherald
	Name:	David Wetherald
	Title:	VP Human Resources and Legal
Date: February 5, 2010